

Mailstop 3233

May 31, 2018

Via E-Mail
Jerald W. Richards
Chief Financial Officer
PotlatchDeltic Corporation
601 West First Avenue, Suite 1600
Spokane, WA 99201

>   **Re: PotlatchDeltic Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2017**
>   **Filed February 16, 2018**
>   **Form 10-Q for the interim period ended March 31, 2018**
>   **Filed May 9, 2018**
>   **File No. 1-32729**

Dear Mr. Richards:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the interim period ended March 31, 2018

Performance Measures, page 31

1.   We note you excluded both the cash portion of Deltic merger-related costs as well as capital expenditures from your reconciliation of cash available for distribution during the three months ended March 31, 2018. Please tell us how the exclusion of such charges requiring cash settlement from your measure, which appears to be a liquidity measure given it is reconciled from cash provided by operating activities, complies with Item 10(e)(1)(ii)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3856 with any questions.

Sincerely,

/s/ Kevin Woody
on behalf of

Shannon Sobotka
Senior Staff Accountant
Office of Real Estate and
  Commodities